UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                         SCHEDULE 13G/A

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 1)*

                      THE YORK GROUP, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           986632 10 7
                         (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           Elder Group, Inc.
------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


     (A) |_|
    2
     (B) |_|
 ------------------------------------------------------------------
         SEC USE ONLY
    3
 ------------------------------------------------------------------
         CITIZENSHIP OR PLACE OR ORGANIZATION
    4      Michigan
 ------------------------------------------------------------------
         NUMBER OF       5      SOLE VOTING POWER
          SHARES                     699,600
       BENEFICIALLY
----------------------------------------------------------
         OWNED BY               SHARED VOTING POWER

           EACH          6              0
         REPORTING
----------------------------------------------------------
          PERSON                SOLE DISPOSITIVE POWER
           WITH          7           699,600

----------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                         8              0
 ------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
    9          699,600
 ------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
   10

  [ ]
 ------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (9)
   11               8.44%

 ------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   12               CO

 ------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           Bruce E. Elder
 ------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) |_|

(B) |_|
    2
 ------------------------------------------------------------------
         SEC USE ONLY
    3

 ------------------------------------------------------------------
         CITIZENSHIP OR PLACE OR ORGANIZATION
    4      U.S.A.

 ------------------------------------------------------------------
        NUMBER OF       5      SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
----------------------------------------------------------
         OWNED BY               SHARED VOTING POWER
           EACH          6         699,600
         REPORTING
----------------------------------------------------------
          PERSON                SOLE DISPOSITIVE POWER
           WITH          7            0

----------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                         8         699,6000
 ------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
    9          699,600
 ------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
   10

   [ ]
 ------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (9)
   11          8.44%

 ------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   12           IN

 ------------------------------------------------------------------
                 AMENDMENT NO. 1 TO SCHEDULE 13G
ITEM 1.

(a)        Name of Issuer

                     The York Group, Inc.

(b)        Address of Issuer's Principal Executive Offices

                     9430 Old Katy Road
                     Houston, Texas  77055

ITEM 2.

(a)        Name of Person Filing

                     (A)  Elder Group, Inc.
                     (B)  Bruce E. Elder

(b)        Address of Principal Business Office

                     394 Olivewood Court
                     Rochester, Michigan 48306

(c)        Place of Organization

                     (A) Michigan
                     (B)  U.S.A.

(d)        Title of Class of Securities

                     Common Stock

(e)        CUSIP Number

                     986632 10 7

ITEM 3.

           Not Applicable

ITEM 4.

      All information with respect to numbers and percentages of shares beneficially owned is as of December 31, 1996, as required by
Item 4 of Schedule 13G.

(a)        Amount Beneficially Owned at December 31, 1996

                     699,600

(b)        Percent of Class at December 31, 1996

                     8.44%
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
(c) Number of Shares at December 31, 1996 as to which such person has:

           (i)       sole power to vote or direct the vote:

                               (A) 699,600
                               (B)  -0-

           (ii)      shared power to vote or to direct the vote:

                               (A)  -0-
                               (B) 699,600

           (iii)     sole power to dispose or to direct the
disposition of:

                               (A) 699,600
                               (B)  -0-

           (iv) shared power to dispose or to direct the disposition of:

                               (A)  -0-
                               (B) 699,600

      Bruce E. Elder is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Elder Group, Inc. as a result of his position with Elder Group, Inc. This Amendment No. 1 is filed to state that Elder Group, Inc. and Bruce E. Elder do not, and have never, shared voting or dispositive power with respect to the securities beneficially owned by Elder Group, Inc., with Alan H. Elder, and that Alan H. Elder is therefore not a beneficial owner of any of such securities or a reporting person with respect to this statement. Alan H. Elder has advised the reporting persons that he concurs in the filing of this Amendment No. 1 in order to remove him as a reporting person with respect to this statement. The original statement on Schedule 13G dated February 14, 1997, is therefore amended and restated to correct the incorrect disclosures as if they had never been made as part of this statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY

           Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

           Not Applicable

ITEM 10.  CERTIFICATION

           Not Applicable

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ELDER GROUP, INC.

                                  By /s/ Bruce E. Elder
                                     Bruce E. Elder, President

                                  Date: August 26, 1997


                                  /s/ Bruce E. Elder
                                      Bruce E. Elder

                                  Date: August 26, 1997


3396\YORK.13G